SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  FORM 10-SB

                   General Form for Registration of Securities
             of Small Business Issuers Under Section 12(b) or (g)
                     of The Securities Exchange Act of 1934


                          MILLENIUM HOLDING GROUP INC.
                        (Name of Small Business Issuer)

       NEVADA                                          88 - 0109108
(State of Incorporation)                 (I.R.S. Employer Identification Number)


                          6030 Village Drive, Suite 200
                               Lincoln, NE, 68516
           (Address of Principal Executive Offices Including Zip Code)

                                 (402) 434 5690
                           (Issuers Telephone Number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock $.05 Par Value
                                 (Title Ofclass)

                                     PART I

ITEM 1. BUSINESS.

         The Company was originally known as Amex Corporation and most recently as Amex System Corporation (USHM formally AMXC). It was incorporated in the State of Nevada on December 22, 1969. The Company completed two acquisitions in the early 1970's, which did not result in significant revenues. It was a development stage company.

         In 1994, the Company merged with EnergeCo A Limited Liability Company which held oil and gas leases in southwestern Oklahoma. This merger precipitated a 20 to 1 reverse stock split and 21,435,043 shares of stock were issued in connection with this transaction. The Company became inactive in 1995; however; it maintained its standing as a Nevada corporation.

         On March 26, 1999, Amex Systems Corporation and U.S. Home Mortgage, Inc. (a Pennsylvania Corporation) entered into a letter of intent. Subsequently, a definitive Stock Exchange Agreement was executed between the companies becoming effected on May 28, 1999 subject to the respective companies' shareholder approval. On June 3, 1999 the shareholders approved, (a) an amendment to the articles of incorporation changing the name of the Company from Amex Systems Corporation to Millenium Holding Group, Inc., (b) a reverse stock split of 1 new share for each 31.46 old shares of Amex Systems Corporation, and
(c) the acquisition of all the issued and outstanding shares of U.S. Home Mortgage for 8,062,289 post rollback restricted shares of Amex Systems Corporation. The shareholders appointed a new board of directors for Millenium Holding Group, Inc. The appropriate resolutions were perfected on June 3, 1999. The restricted shares were issued; however, because of numerous difficulties the transaction was not completed. The 8,062,289 shares were cancelled because of inadequate consideration. The new Board of Directors, other than Mr. Ham, resigned and Carla Aufdenkamp was appointed to fill one of the vacancies. Ms. Aufdenkamp is married to Mr. Ham.

         Neither the Company nor its predecessor has been involved in a bankruptcy, receivership or similar proceeding.

                             BUSINESS OF THE ISSUER

         Millenium Holding Group, Inc. (NQB: MILH) is a financial services company in early stage development. The issuer is now forming an Internet bank and is preparing an application to be filed with the Office of the Comptroller of the Currency (OCC) to charter a national bank. The issuer will be headquartered in Lincoln Nebraska and will not, at least initially, have traditional banking offices. The bank will offer products and services through the use of the Internet. The issuer will also file an application with the Federal Deposit Insurance Corporation (FDIC) for deposit insurance and will become a member of the Federal Reserve System.

         The issuer will offer checking and savings accounts and electronic bill paying services. The customers will make deposits through direct deposit, wire transfers or mail. The issuer plans on the customers using ATM/debit cards and existing ATM networks. The customers will also be able to transfer funds between accounts, check their balances, determine which checks have cleared and pay bills through the utilization of the their P C.

         Government regulations through licensing have a significant effect on the Company as to its continuing business.

         There have been no funds spent on research and development by the Company during the past two fiscal years. Furthermore, in that the Company is strictly service orientated, there have been no costs associated with environmental compliance.

         At this time, there are two (2) full-time Company employees.

         The Company will send an annual report to its security holders, which shall contain an audited statement. The Company will become reporting and as such will be an electronic filer. The issuer's security holders will be advised that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION.

         In order to receive a charter to operate an Internet National Bank, the issuer will follow the requirements as set by the Office of the Comptroller of the Currency (OCC). The organizers understand the national banking laws, regulations and sound banking operations and practices. The Board of Directors of the Company has years of experience in the financial management field and has begun recruiting competent management with the ability and experience to successfully operate a bank of this type in a safe and sound manner.

         The satisfaction of the issuer's cash requirements in the near future will be met in by the principal shareholder, Ham Consulting Company. The principal shareholder has no expectations of reimbursement of the funds advanced other than the possibility of restricted stock payment in lieu of cash. It has no way of determining whether there will be any type of reimbursement in the future.

FORWARD LOOKING STATEMENTS

         The cost associated with the acquisition and leasing of the software developed by Banking Software Co. and the integration technology created by IBM as well as the hiring of the numerous employees necessary to launch the Internet Bank will indubitable precipitate either a public offering or the existing shareholders will re-invest on a private basis. The issuer will raise at least five million dollars ($5,000,000), net of all fees and organizational costs.

         The software, as it now exists, which will be leased to the issuer by the principal shareholder, can service up to a fourteen billion-dollar bank. The system will provide an automation system with multi-currency and multi-lingual abilities. The core system is stable and secure with an adaptable foundation that allows the issuer to continue to focus its resources and attention on delivering products and services to its customers. The software, which will be the center of the issuer's business, consists of the following five components.

          1.   The Customer Information Component tracks data on all customers.

          2. The Deposit Accounting component processes all deposit products, ranging from checking, Money Market, savings, passbook and club accounts to certificate of deposit, time deposit open accounts, OIDs and IRAs.

          3. The Loan Accounting component processes personal, credit line, business and real estate loans.

          4. The Transaction Processing component is the manager and dispatcher of monetary transactions.

          5. The Executive Information component houses the general ledger and is the source of financial management information.

         The issuer is also intending to become a member of the Society for Worldwide Interbank Financial Telecommunication (S.W.I.F.T.). It is the issuer's belief that membership in this organization will provide the bank international access and credibility. The core banking system will be interfaced with S.W.I.F.T. so that transactions will automatically be recorded throughout the appropriate components of the automated system. This organization provides low-cost competitive financial processing and communication services of the highest quality, integrity and reliability.

         This very unique software will allow the issuer to expand into the now authorized banking field of insurance. This is not to say that the issuer is now ready to embark on said expansion, only that it has the software in place to do so.

                  CAUTION REGARDING FORWARD LOOKING STATEMENTS"

         CERTAIN STATEMENTS CONTAINED IN THIS REPORT THAT ARE NOT RELATED TO HISTORICAL RESULTS, INCLUDING, WITHOUT LIMITATIONS, STATEMENTS REGARDING THE COMPANY'S BUSINESS STRATEGY AND OBJECTIVES AND FUTURE FINANCIAL POSITION, ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT AND INVOLVE RISKS AND UNCERTANTIES.

         ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS ON WHICH THESE FORWARD LOOKING STATEMENTS ARE BASED ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH ASSUMPTIONS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE BUT ARE NOT LIMITED TO, THOSE SET FORTH IN THE PRECEDING PARAGRAPH, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS REPORT. ALL FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT ARE QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

         The issuer does not believe that it will encounter internal year 2000 problems in that the software is year 2000 compliant.

         The Company will hire knowledgeable professionals for its customer interface to offer personalized attention and service to the individual. It will also hire a Chief Technology Officer and add other individuals who will bring valuable experience.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company's office is located at 6030 Village Drive, Suite 200 Lincoln, NE 68516 and the telephone number is (402) 434 5690. The Company leases space in the building where the operation of the Company is housed. The premises and contents are fully insured.

         At this time the Company has no policy in terms of investment in real estate nor does it have any investment in real estate. The Company has no immediate plans to invest in real estate mortgages.

IEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the Common Stock ownership of each person and /or group known by the issuer to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors as a group. Each person has sole voting and investment with respect to the shares of Common Stock shown, and all ownership is of record and beneficial. The only class of stock issued is Common.

           Name and Address                     Amount of           Percentage
          of Beneficial Owner              Beneficial Ownership      of Class
          -------------------              --------------------      --------

          Ham Consulting Company. (1)            456,791               64.8%
          6030 Village Drive, Ste. 200
          Lincoln, NE 68516

          All Executive Officers and
            Directors as a Group                 456,791               64.8%
----------
(1) Mr. Ham and his wife own 80% of Ham Consulting Co. and the balance is owned by Reginald L. Chamorre who resides in Belgium and is not involved with the issuer.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The issuer has two officers and two directors.

         Name                Age               Position and Offices Held
         ----                ---               -------------------------

         Richard L. Ham       46    President Treasurer and Member of the Board
                                    of Directors

         Carla Aufdenkamp     37    Vice President, Secretary and Member of the
                                    Board of Directors

         There are no agreements that a director will resign at the request of another person and the above named Directors are not acting on behalf of nor will act on behalf of another person.

         The following is a brief summary of the Directors and Officers including their business experiences for the past five years.

         Richard L. Ham has twenty-three years experience in the financial planning and insurance industry. For the past fifteen of those twenty-three years, he has been involved in project management and business consulting. Five of those fifteen years has been as the president of the issuer formerly known as Amex Systems Corporation. Mr. Ham is also a licensed health and life insurance consultant. He has served as one of the first qualified continuing education instructors for the states of Nebraska and Iowa. Mr. Ham has conducted seminars throughout the Midwest for agents, agencies and other organizations on product knowledge, estate planning, motivation and promotion.

         Mr. Ham attended the University of Nebraska and the University of Phoenix majoring in management. He is a member of the Project Management Institute (PMI), the Academy of Management (AM) and the American Management Association (AMA). Mr. Ham has also been associated with the Institute of Certified Financial Planners, the National Association of Life Underwriters and the American Association of Financial Professionals.

         Carla Aufdenkamp has over eighteen years experience in all phases of financial and insurance administration. She is very knowledgeable in office management, computer systems, organization, accounting and auditing. Ms. Aufdenkamp has worked with Ham Consulting for the past five years as its administrator and recently moved over to the issuer. Ms. Aufdenkamp is married to Mr. Ham.

ITEM 6. EXECUTIVE COMPENSATION.

         The issuer's officers and directors do not and have not received compensation for services rendered to the issuer nor has any compensation been accrued. Furthermore, there are no stock option plans, pension plans, insurance coverage or other benefit programs adopted by the issuer.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The software to be used in the operation of the issuer will be leased from AmBel International of which the officers and directors of the issuer are majority shareholders.

         There are no parents of this small business issuer.

         There are and have been no transactions with promoters.

         There were no material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

         There were no transactions involving the purchase or sale of assets other than in the ordinary course of business.

ITEM 8. DESCRIPTION OF SECURITIES.

         The authorized capital stock of the issuer consists of 50,000,000 shares of Common Stock, par value $.05 per share. There is no authorized Preferred Stock. The material terms of the capital stock of the issuer are set forth in the following statements. However, reference is made to the more detailed statements as found in the Company's Articles of Incorporation with amendments and the Company Bylaws all of which are attached to this registration statement as exhibits.

COMMON STOCK

         Holders of common stock are entitled to one vote per each share standing in his/her name on the books of the Company as to those matters properly before the shareholders. There are no cumulative voting rights and simple majority controls. The holders of common stock will share ratably in dividends, if any, as declared by the Board of Directors in its discretion from funds or stock legally available. Common stock holders are entitled to share pro-rata on all net assets, in the event of dissolution. All of the shares of common stock are fully paid and non-assessable.

          The issuer is not offering preferred stock with this registration statement nor is it offering debt securities.

         There are no provisions in the Articles of Incorporation or the Bylaws that would delay, defer or prevent a change of control. However, any future issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company without further action by the shareholders and could adversely affect the voting or other rights of the holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

         The Company's common equity has been removed from the Over the Counter Bulletin Board in that the issuer failed to file this Form 10 within the time period set. Accordingly, the common equity is traded on the National Quotation Service (pink sheets). The issuer has been unable to determine the quarterly high and low sales price for the past two years. The issuer believes the low price in 1998 $.33 and the high $.5. In 1999, the issuer believes the low price was $.05, the high $23.59 and the current price is $.75.

         There are 945 holders of the common equity of the issuer.

         There have been no cash dividends declared to date and there are no plans to do so. There are no restrictions that limit the ability to pay dividends on common equity other than the dependency on the Company's revenues, earnings and financial condition.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person or entity.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no disagreements with the Accountants nor has there been a change in Accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The issuer has sold no securities within the past three years with or without registering under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the Nevada Revised Statutes (Sec. 78.751), a Nevada Corporation has the power to indemnify its Directors, Officers, Employees and Agents. The issuer is in the process of amending its Articles of Incorporation, wherein the Company shall indemnify its Officers, Directors, Employees and Agents. Therefore, the Directors and Officers liability will be affected. A copy of the Articles and Bylaws are attached as exhibits.

                                    PART F/S

         Attached are the audited financial statements of the issuer for year-end December 31, 1997 and 1998 and interim audited statements through September 30, 1999.

          1) Table of contents - Issuer's Audited Financial Statements years-ended December 31, 1998 and 1997.

               Independent Auditors' Reports ..............................   9
               Balance Sheets as of December 31, 1998 and 1997 ............  10
               Statement of Income Years Ended December 31, 1998
                and 1997 ..................................................  11
               Statement of Changes in Stockholders' Equity
                Years Ended December 31, 1998 and 1997 ....................  12
               Statement of Cash Flows Years Ended December 31, 1998
                and 1997 ..................................................  13
               Notes to Financial Statements Years Ended
                December 31, 1998 and 1997 ................................  14

          2) Table of contents Audited Financial Statements Through September 30, 1999

               Independent Auditors' Report ...............................  16
               Balance Sheet as of September 30, 1999 .....................  17
               Statement of Income for the Nine Months Ended
                September 30, 1999 ........................................  18
               Statement of Changes in Stockholders' Equity
                for the Nine Months Ended September 30, 1999 ..............  19
               Statement of Cash Flows for the Nine Months
                Ended September 30, 1999 ..................................  20
               Notes to Financial Statement as of September 30, 1999 ......  21

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Amex Systems Corporation

We have audited the accompanying balance sheet of Amex Systems Corporation (a Nevada Corporation) as of December 31, 1998 and 1997, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amex Systems Corporation as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                          Dana F. Cole & Company

Lincoln, Nebraska
February 16, 1999

                            AMEX SYSTEMS CORPORATION
                                  BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997


                                                       1998             1997
                                                    -----------     -----------
                                ASSETS

Overriding royalty interests, Rusk
  and Harrison Counties, Texas                                1               1
                                                    -----------     -----------

TOTAL ASSETS                                                  1               1
                                                    ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
                                                             --              --
                                                    -----------     -----------
STOCKHOLDERS' EQUITY
  Common stock, $.05 par value, 50,000,000
    shares authorized, 21,888,124 shares
    issued and outstanding                            1,094,406       1,094,406
  Paid-in capital                                     1,402,219       1,402,219
  Deficit accumulated during the
    development stage                                (2,496,624)     (2,496,624)
                                                    -----------     -----------

       Total stockholders' equity                             1               1
                                                    -----------     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    1               1
                                                    ===========     ===========

                 See accompanying notes to financial statements.

                            AMEX SYSTEMS CORPORATION
                               STATEMENT OF INCOME
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                       1998              1997
                                                      -----             -----

REVENUES                                                -0-               -0-

EXPENSES                                                -0-               -0-
                                                      -----             -----
NET INCOME (LOSS)                                       -0-               -0-
                                                      =====             =====


                 See accompanying notes to financial statement.

                            AMEX SYSTEMS CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                        Common Stock
                                  -----------------------    Paid-in     Retained
                                    Shares       Amount      Capital     (Deficit)   Totals
                                  ----------   ----------  ----------   ----------   -------
BALANCES, December 31, 1996       21,888,124   $1,094,406  $1,402,219  $(2,496,624)  $     1
                                  ----------   ----------  ----------  -----------   -------
 Net activity, December 31, 1997

BALANCES, December 31, 1997       21,888,124   $1,094,406   $1,402,219  (2,496,624)        1
                                  ----------   ----------  ----------  -----------   -------
 Net activity, December 31, 1998

BALANCES, December 31, 1998       21,888,124   $1,094,406  $1,402,219  $(2,496,624)  $     1
                                  ==========   ==========  ==========  ===========   =======

                 See accompanying notes to financial statements.

                            AMEX SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                       1998             1997
                                                      -----             -----
CASH FLOWS FROM OPERATING ACTIVITIES                    -0-               -0-
                                                      -----             -----
CASH FLOWS FROM INVESTING ACTIVITIES                    -0-               -0-
                                                      -----             -----
CASH FLOWS FROM FINANCING ACTIVITIES                    -0-               -0-
                                                      -----             -----
NET INCREASE IN CASH                                    -0-               -0-
                                                      -----             -----
CASH, beginning of period                               -0-               -0-
                                                      -----             -----
CASH, end of period                                     -0-               -0-
                                                      =====             =====

                See accompanying notes to financial statements.

                            AMEX SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated December 22, 1969, in the state of Nevada. In 1970 and 1971, the Company completed two different mergers as follows:

          1970 - WASATCH MINERAL AND CONSTRUCTION CORPORATION: This entity attempted the business of mining and mineral exploration. Certain stock was issued in connection with the purchase of properties and these investments were valued at approximately $482,276, but no significant revenues were earned. An accumulated deficit from Wasatch Mineral and Construction for $365,820 was added to the Company's stockholders' equity section at that time.

          1971 - NATIONAL PUMICITE DEVELOPMENT CORPORATION: This entity owned a patent application for manufacturing dense heat insulating and nonabsorbent concrete. Certain stock was issued in connection with this acquisition, which was valued at $210,364.

          1994 - ENERGECO (A LIMITED LIABILITY COMPANY: This entity had oil and gas leases in Southwestern Oklahoma. After a 20 to 1 reverse stock split, 21,435,043 shares of stock was issued in connection with this merger.

     Between 1969 and 1974, general and administrative costs of $237,817 were incurred, including $165,792 in consulting fees. Between 1975 and 1982, additional expenses valued at $740,711 were made through the issuance of new common stock, with no significant revenues. All such amounts were expensed prior to 1990.

     Additional business merger attempts were made in the years 1983 - 1988, with no transactions completed. There were no documents signed and no costs incurred in connection with these merger attempts, other than the issuance of 2,588,700 shares of stock.

     The Company has been inactive since 1995. There are no liabilities, judgments or pending legal actions remaining from these earlier mergers or attempted mergers.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                            AMEX SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2. OVERRIDING OIL AND LIGNITE ROYALTY INTERESTS, RUSK AND HARRISON COUNTIES, TEXAS

     These properties were sold to the Company in 1986 for 850,000 shares of stock. The original recorded value was $1 and no revenues have been earned to date.

NOTE 3. INCOME TAX RETURNS

     The Company has not filed federal income tax returns for at least the last ten years. This may subject the Company to fines not exceeding $100 a year for failure to file income tax returns. The Company may have also lost any available tax benefits from net operating loss carryovers.

NOTE 4. CONTINGENT LIABILITY

     The Company had entered into an agreement for an individual to make a market for the stock for the Company. Upon completion of the agreement, this individual was to be issued 25,000 shares of stock for his services. The agreement was not fully completed and then remains in dispute the compensation earned for partial completion. This dispute originated in 1994 when EnergeCo was merged into the Company.

     The Company has not issued 254,174 shares of stocks from the merger of EnergeCo in 1994.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Millenium Holding Group, Inc.
Lincoln, Nebraska

We have audited the accompanying balance sheet of Millenium Holding Group, Inc. (a Nevada Corporation) as of September 30, 1999, and the related statements of income, retained earnings, and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millenium Holding Group, Inc. as of September 30, 1999 and the results of its operations and its cash flows for the nine months then ended in conformity with generally accepted accounting principles.


                                          Dana F. Cole & Company

Lincoln, Nebraska
October 13, 1999

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999


                                     ASSETS

Overriding royalty interests, Rusk
  and Harrison Counties, Texas                                   $         1
                                                                 -----------

TOTAL ASSETS                                                     $         1
                                                                 ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Accounts payable                                                       -0-
                                                                 -----------
STOCKHOLDERS' EQUITY
  Common stock, $.05 par value, 50,000,000 shares
    authorized, 704,869 shares issued and outstanding              1,094,406
  Paid-in capital                                                  1,402,219
  Deficit accumulated during the development stage                (2,496,624)
                                                                 -----------

       Total stockholders' equity                                          1
                                                                 -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $         1
                                                                 ===========

                See accompanying notes to financial statements.

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                               STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999


     REVENUES                                                     $  -0-

     EXPENSES                                                        -0-
                                                                  ------

     NET INCOME                                                   $  -0-
                                                                  ======


                 See accompanying notes to financial statement.

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999


                                       Common Stock
                                 -----------------------   Paid-in     Retained
                                   Shares       Amount     Capital     (Deficit)    Totals
                                 ----------   ----------  ----------  ----------    -------


BALANCES, December 31, 1998      21,888,124   $1,094,406  $1,402,219  $(2,496,624)  $      1

 Reverse stock split            (21,183,255)          --          --           --         --
                                -----------   ----------  ----------  -----------   --------

BALANCES, September 30, 1999        704,869   $1,094,406  $1,402,219  $(2,496,624)  $      1
                                ===========   ==========  ==========  ===========   ========


                See accompanying notes to financial statements.

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                             STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999



      CASH FLOWS FROM OPERATING ACTIVITIES                    -0-
                                                            -----
      CASH FLOWS FROM INVESTING ACTIVITIES                    -0-
                                                            -----
      CASH FLOWS FROM FINANCING ACTIVITIES                    -0-
                                                            -----
      NET INCREASE IN CASH                                    -0-
                                                            -----
      CASH, beginning of period                               -0-
                                                            -----
      CASH, end of period                                     -0-
                                                            =====

                See accompanying notes to financial statements.

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     AMEX Systems Corporation, a Nevada corporation, was incorporated December 22, 1969, for the purpose of merging other corporations together to achieve savings from consolida-tions. The name of the Corporation was formally changed to Millenium Holding Group, Inc. during 1999.

     The company has been inactive and has not actively conducted operations, generated revenues or incurred expenses since 1995.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. MERGERS

     In 1970 and 1971, the Company completed two mergers as follows:

          1970 - WASATCH MINERAL AND CONSTRUCTION CORPORATION: This entity attempted to conduct the business of mining and mineral exploration. Corporate stock was issued in connection with the purchase of properties and these investments were valued at approximately $482,276, but no significant revenues were earned. An accumulated deficit from Wasatch Mineral and Construction for $365,820 was added to the Company's stockholders' equity as a result of this merger and activity.

          1971 - NATIONAL PUMICITE DEVELOPMENT CORPORATION: This entity owned a patent application for manufacturing dense heat insulating and nonabsorbent concrete. Corporate stock was issued in connection with this acquisition, which was valued at $210,364.

          1994 - ENERGECO (A LIMITED LIABILITY COMPANY): This entity held oil and gas leases in Southwestern Oklahoma. After undergoing a 20 to 1 reverse stock split, the Company issued 21,435,043 shares of stock in connection with this merger.

     Additional business merger attempts were made in the years 1983 - 1988, with no transactions completed. There were no merger documents signed and no costs incurred in connection with these failed mergers, however, the Company issued an additional 2,588,700 shares of stock in connection with them.

NOTE 3. PRIOR ACTIVITIES

     During the period from 1969 through 1974, general and administrative costs totaling $237,817 were incurred, including $165,792 in consulting fees. During the period from 1975 through 1982, additional expenses totaling $740,711 were incurred in connection with the issuance of additional shares of common stock. During this period the Company earned no significant revenues. All expenses incurred during the period from 1969 through 1982 were charged to operations.

                          MILLENIUM HOLDING GROUP, INC.
                       (FORMERLY AMEX SYSTEMS CORPORATION)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4. STATUS OF ACTIVITIES AND OPERATIONS

     The Company has been inactive since 1995. In the opinion of Management, there are no liabilities, judgments or pending legal actions arising from prior activities of the Company, mergers or merger attempts.

NOTE 5. OVERRIDING OIL AND LIGNITE ROYALTY INTERESTS, RUSK AND HARRISON COUNTIES, TEXAS

     The Company acquired these properties in 1986 for 850,000 shares of stock. The original recorded financial statement value of the properties was $1 and the Company has earned no income from these properties to date.

NOTE 6. INCOME TAX RETURNS

     The Company has not filed federal income tax returns for several years. The failure to file income tax returns may subject the Company to fines not exceeding $100 per year. As a result of the failure to file income tax returns, the Company may have lost any tax benefits, which would otherwise arise from prior year net operating losses.

NOTE 7. CONTINGENT LIABILITY

     During a prior year, the Company entered into an agreement with John and R. Blair Lund to make a market for the stock for the Company. Upon completion of the agreement, these individuals were to be issued 25,000 shares of stock in Amex Systems Corporation in exchange for their services. In the opinion of the Company's management, the agreement was not fully completed and there remains a dispute with the Lunds for compensation earned for partial completion of the agreement. This dispute originated in 1994 when EnergeCo was merged into the Company.

NOTE 8. STATUS OF OTCBB LISTING

     The Company was dropped from the Over-The-Counter Bulletin Board (OTCBB) exchange listing effective August 30, 1999. The Company actively is working to achieve reinstatement of the OTCBB listing. The Company estimates that the cost to achieve listing on the OTCBB exchange will be in the range of $5,000 to $10,000.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

   Exhibit
   Number                           Description
   ------                           -----------

     3    (i)  Articles of Incorporation with Amendments
          (ii) By-Laws

     10   Computation per share earnings in financial statements

     23   Consent of Accountant

     27   Financial Data Schedule


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Millenium Holding Group, Inc.



December 7, 1999                    By: /s/ Richard L. Ham
                                       ------------------------------
                                       Director and President